Skadden, Arps, Slate, Meagher & Flom llp FOUR TIMES SQUARE NEW YORK 10036-6522 ___ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 8, 2009
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Attention: Larry Greene

RE:	Prospect Capital Corporation Shelf Registration Statement of Form N-2
Ladies and Gentlemen:
     Electronically transmitted herewith for filing on behalf of Prospect Capital Corporation (the “Company”) is the Company’s shelf registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933. Pursuant to Rule 415(a)(6), the Registration Statement, upon effectiveness, is intended to replace the Company’s current shelf registration statement (File No. 333-143819) (the “current shelf”).
     The Company represents that its Registration Statement is substantially similar to Post-Effective Amendment No. 17, dated November 6, 2009, to the Company’s current shelf and that no substantive changes have been made to the disclosure contained in Post-Effective Amendment No. 17 to the Company’s current shelf, except certain updating changes, including updates regarding recent market events (including the recent closing of the merger between the Company and Patriot Capital Funding, Inc. and the recent approval granted at the 2009 annual meeting of stockholders for the Company to sell shares below NAV for a 12 month period), updates to the dilution tables, updates to certain tax disclosure, updates to include disclosure concerning the effects of leverage on stockholders, and other minor updates. In addition, the financial information (including financial statements and pro-forma financial statements and MD&A disclosure) is substantially identical to the financial information contained in the Company’ most recent prospectus supplement to the current shelf, filed on November 25, 2009 (such financial information was simply moved from the most recent prospectus supplement to the current shelf to the base prospectus of the Registration Statement). As such, the Company hereby requests limited review of the Company’s Registration Statement.
     If you have any questions or comments or require any additional information in connection with the Company or the Registration Statement please telephone me at (212) 735-2132 or Rick Prins at 212-735-2790.

Very truly yours,
/s/ Carmine Lekstutis

Carmine Lekstutis

Enclosures